Exhibit 12.1

	BGE
	Ratio of Earnings to Combined Fixed Charges
							Six Months
							Ended
		Years Ended December 31,					June 30,
		2013	2014	2015	2016	2017	2018
	Pre-tax income from continuing operations before adjustment	$344	$351	$477	$468	$525	$220
Less:	Capitalized interest	(6)	(12)	(14)	(11)	(6)	(3)
	Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	$338	$339	$463	$457	$519	$217
	Fixed charges:
	Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness	$127	$118	$113	$115	$110	$54
	Interest component of rental expense(a)	4	4	11	7	11	6
	Total fixed charges	$131	$122	$124	$122	$121	$60

	Pre-tax income from continuing operations after adjustment for income or loss from equity investees, capitalized interest and preference security dividend requirements plus fixed charges	$469	$461	$587	$579	$640	$277
	Ratio of earnings to fixed charges	3.6	3.8	4.7	4.7	5.3	4.6

(a)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.